EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
The Descartes Systems Group Inc. (the “Company”)

We consent to the use of:

•	our report dated March 1, 2023, on the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at January 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2023, and the related notes (collectively, the “consolidated financial statements”), and

•	our report dated March 1, 2023 on the effectiveness of internal control over financial reporting as of January 31, 2023 each of which is included in this Amendment No. 1 to the Annual Report on Form 40-F of the Company for the fiscal year ended January 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-239754) on Form F-10/A and the Registration Statement (No. 333-255087) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
April 26, 2023